March 21, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nautilus Holdco, Inc.
Registration Statement on Form S-4 (File No. 333-223255)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nautilus Holdco, Inc. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-223255) filed by the Registrant on February 27, 2018, as amended by Amendment No. 1 filed on March 20, 2018 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 2:00 p.m., Eastern time, on March 23, 2018, or as soon as reasonably practicable thereafter.

If you have any questions, please feel free to contact Stephen Arcano (stephen.arcano@skadden.com  / telephone: 212.735.3542) or Ann Beth Stebbins (annbeth.stebbins@skadden.com / telephone: 212.735.2660) of Skadden, Arps, Slate, Meagher & Flom LLP. In addition, please notify Mr. Arcano or Ms. Stebbins when this request for acceleration has been granted.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Nautilus Holdco, Inc.

By:	/s/ Jon P. Stonehouse
	Name:	Jon P. Stonehouse
	Title:	Authorized Executive Officer

By:	/s/ Alane Barnes
	Name:	Alane Barnes
	Title:	Authorized Executive Officer

cc:	Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Ann Beth Stebbins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Charles K. Ruck, Esq.
Latham & Watkins LLP

R. Scott, Shean, Esq.
Latham & Watkins LLP

Mark M. Bekheit, Esq.
Latham & Watkins LLP